UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTSTONE VALUE PLUS REIT II, INC.

(Name of Subject Company (Issuer))

WEST 4 CAPITAL LP

GRANITE SAPPHIRE MANAGEMENT LIMITED

WEST 4 CAPITAL INVESTMENT ADVISER LIMITED

CAPRICORN FUND MANAGERS LIMITED

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ronen Capeluto

West 4 Capital LP

c/o Walkers Corporate Limited

2nd Floor, Century Yard

Cricket Square, George Town

P.O. Box 31162

Grand Cayman, KY1-1205

Cayman Islands

+972-54-206-2957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by West 4 Capital LP, a Cayman Islands exempted limited partnership (the “Purchaser”), on April 15, 2024 (the “Schedule TO”) in connection with the Purchaser’s offer (the “Offer”) to purchase up to 700,000 shares of common stock, par value $0.01 per share (the “Shares”), in Lightstone Value Plus REIT II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $5.37 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Assignment Form attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

This Amendment amends the Offer by revising the disclosure in the tender offer materials to address comments received from the Securities and Exchange Commission staff.

Items 1 through 11. Items 1 through 11 of the Schedule TO are hereby amended as specifically set forth herein.

1.	The twelfth paragraph of the Summary Term Sheet of the Offer to Purchase under the heading “WHEN WILL YOU PAY ME FOR THE SHARES I TENDER?” is hereby amended and restated in its entirety to read as follows:

Upon the expiration of the Offer and the Purchaser’s acceptance of the Shares you tender, the Purchaser will pay you upon confirmation that the Shares have been transferred to the Purchaser. The Purchaser intends to pay for all validly tendered Shares within three business days from the time it receives confirmation from the Corporation’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs, some of which are outside the Purchaser’s control. See Section 2 – Acceptance for Payment and Payment for Shares; Proration for further details.

2.	The penultimate sentence of the first paragraph of Section 1 (Terms of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Notwithstanding the foregoing, upon the expiration of the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs, some of which are outside the Purchaser’s control, the Purchaser intends to pay for all validly tendered Shares within three business days from the time it receives confirmation from the Corporation’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the Offer, and the Purchaser does not intend to imply that the foregoing rights of the Purchaser would permit the Purchaser to delay payment for validly tendered Shares following expiration.

3.	The first sentence of the first paragraph of Section 2 (Acceptance for Payment and Payment for Shares; Proration) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser intends to accept for payment, and pay for, Shares validly tendered and not withdrawn in accordance with Section 4 – Withdrawal Rights, within three business days from the time it receives confirmation from the Corporation’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs, some of which are outside the Purchaser’s control.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 12.	Exhibits.

(a)(1)*	Offer to Purchase

(a)(2)*	Assignment Form

(a)(3)*	Letter to Shareholders

(a)(4)*	Summary Advertisement

(b) - (h)	Not applicable.

107*	Calculation of Filing Fee Table.

* Previously filed on April 15, 2024 as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2024

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer

Granite Sapphire Management Limited

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle
Director

West 4 Capital Investment Adviser Limited

By:	/s/ Ronen Torem
Ronen Torem
Director

Capricorn Fund Managers Limited

By:	/s/ Darryl Noik
Darryl Noik
Director